ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 11, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chanda DeLong/Loan Lauren P. Nguyen – Legal
Juan Migone/Linda Cvrkel – Accounting

Re:	SEC Comment Letter dated July 7, 2011
Dunkin’ Brands Group, Inc.
Registration Statement on Form S-1 filed May 4, 2011, as amended
File No. 333-173898

Ladies and Gentlemen:

On behalf of Dunkin’ Brands Group, Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 3 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). A copy of Amendment No. 3 to the Registration Statement has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

This amendment reflects certain revisions to Amendment No. 2 to the Registration Statement, as filed with the Commission on June 23, 2011, in response to the comment letter to Nigel Travis of the Company, dated July 7, 2011, from the Staff of the Commission, as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff four (4) typeset copies of Amendment No. 3 to the Registration Statement, which have been marked to indicate the changes from Amendment No. 2 to the Registration Statement, as originally filed with the Commission on June 23, 2011.

For reference purposes, the Staff’s comments, as reflected in the Staff’s letter dated July 7, 2011, are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in

Division of Corporation Finance

Securities and Exchange Commission

July 11, 2011

the Company’s response are to the page numbers in Amendment No. 3 to the Registration Statement.

The reclassification, page 34

1. Please revise your filing to provide a detailed calculation of both the $41.7516 base amount and $38.588 preference amount for your Class L Common Stock.

Response to Comment 1:

The Registration Statement has been revised on pages 35, F-20, and F-65 to provide a detailed calculation of the Class L preference amount of $38.77 as of the estimated initial public offering date of July 20, 2011. The Company supplementally advises the Staff that the Class L preference amount has changed from Amendment No. 2 because the estimated offering date has changed. Additionally, the Registration Statement has been revised on pages 53 and 57 to provide a cross reference to the detailed calculation of the Class L preference amount included on page 35. The Company supplementally advises the Staff that the initial Class L base amount of $41.7516 was the amount agreed at the time of the initial purchase of Class L shares and specified in the Company’s certificate of incorporation that includes the terms of the Class L common stock. This fact has been disclosed in a footnote to the detailed calculation of the Class L preference amount in each place that such calculation appears.

2. We note your response to our prior comment number 18. As requested in our prior comment, please revise your earnings per share and all related disclosures throughout the registration statement to give effect to the reverse stock split and the related reclassification of your Class A common shares. Refer to the guidance outlined in ASC 260-10-55-12 and SAB Topic 4:C.

Response to Comment 2:

The Company supplementally advises the Staff that the Company effected a 1-for-4.568 reverse stock split and related reclassification of Class A common stock to common stock on July 8, 2011, and as a result has revised earnings per share and all related disclosures throughout the Registration Statement to give effect to the reverse stock split and reclassification. In addition, the Company has included additional disclosures in the annual and interim financial statements on pages F-19 and F-64, respectively, to describe the impact of the reverse stock split and reclassification on the financial statements.

3. With regards to the summary sensitivity analysis provided at the bottom of page 34, please revise to provide a cross reference to the corresponding calculation of outstanding shares and the related full sensitivity analysis.

Division of Corporation Finance

Securities and Exchange Commission

July 11, 2011

Response to Comment 3:

The Registration Statement has been revised on page 36 in response to this comment to provide the requested cross-reference.

Dilution, page 39

4. Please revise the disclosures included on page 40 to explain how the number of shares purchased by existing stockholders of 110,274,076 disclosed in the table on page 40 was calculated or determined.

Response to Comment 4:

The Registration Statement has been revised on page 42 in response to this comment. In addition, because such number of shares is based upon an assumed conversion rate for the Class L common stock as detailed on page 35, the Company has included a sensitivity analysis on page 42 to reflect the impact of a change in the assumed initial public offering price on the number of shares held by existing stockholders.

Unaudited Pro Forma Condensed Consolidated Balance Sheet March 26, 2011, page 46

Adjustments related to the offering, page 47

5. With respect to the additional $4 million of compensation expense noted in adjustment (7)(c), please consider revising your disclosures to clarify that the $4 million is based on a $.95 per share weighted average grant date fair value for the Tranche 3 restricted shares.

Response to Comment 5:

The Registration Statement has been revised on page 49, as well as on page 67, to clarify that the $4 million is based on a $4.36 per share weighted average grant date fair value for the Tranche 3 restricted shares, which reflects the impact of the 1-for-4.568 reverse stock split on the pre-split $0.95 per share weighted average grant date fair value.

Unaudited Pro Forma Consolidated Statements of Operations, Fiscal Year Ended December 25, 2010, page 49

6. With regard to the sensitivity analysis to be provided on page 52, please tell us whether the calculation of the conversion factor is also adjusted by changes to the offering expenses at each price range. If so, please include a note to the table which indicates that the conversion factor is also impacted by changes in the offering expenses at each price range and explain how offering expenses will change at each price range.

Division of Corporation Finance

Securities and Exchange Commission

July 11, 2011

Response to Comment 6:

The Company supplementally advises the Staff that the calculation of the Class L conversion factor is adjusted to reflect changes in the estimated underwriting discount, which is based on a percentage of the total offering proceeds, and, as a result, is affected by a change in the assumed initial public offering price. The Registration Statement has been revised on page 54 to include a note to the table indicating that the Class L conversion factor is also affected by changes in the offering expenses and how the offering expenses will change at each price range. The Company has also revised similar sensitivity analyses on pages 42, 57, F-22 and F-67 to include a similar footnote regarding the impact of changes in the offering expenses resulting from changes in the estimated underwriting discount.

Experts, page 168

7. We note your response to prior comment one and the filed consent by The NPD Group, Inc. Please revise to include The NPD Group, Inc. as an expert or advise.

Response to Comment 7:

The Registration Statement has been revised on page 169 in response to this comment.

Independent Auditors Report with respect to the financial statements of BR Korea CO., LTD

8. We note that the report of the independent auditor for BR Korea CO. LTD contains an explanatory paragraph indicating that the report is effective as of April 29, 2011, the auditors’ report date, and that certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. We also note the disclosure indicating that such events or circumstances could significantly affect the accompanying financial statements and may result in modifications to the auditors’ report. Please note that such disclosure or scope limitations with respect to the report of the independent auditor are not considered appropriate or in accordance with the guidance outlined in SAB Topic 1:E:2. Please revise the report of the independent auditor for BR Korea CO. LTD to eliminate this disclosure.

Response to Comment 8:

The Registration Statement has been revised on page F-78 in response to this comment.

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Division of Corporation Finance

Securities and Exchange Commission

July 11, 2011

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7191 or Craig E. Marcus of our offices at (617) 951-7802.

Very truly yours,

/s/ Ryan G. Schaffer

Ryan G. Schaffer

cc:	Nigel Travis
Richard Emmett

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